United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

ARACRUZ CELULOSE S.A. (“Company”) hereby advises its stockholders that, in the light of the events described in the material information releases of September 25 and October 2, 2008, and the present domestic and international scenario, and acting in the best interests of the Company and its stockholders, the Executive Board has decided to cancel the credit and payment of Interest on Stockholders’ Equity (ISE) to the sum of R$ 84,000,000 (eighty-four million reais), announced in a market announcement on September 19, 2008 and which payment was scheduled to be made as from October 15, 2008.

Aracruz, October 14, 2008.

Valdir Roque Investor Relations Director

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer